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                     [Letterhead of International Specialty Products]

                                                                    July 3, 2000


Fellow Dexter Shareholders:

         With only days to go until Dexter's July 14th Annual Meeting, this is your last opportunity to vote the Gold Proxy card and elect ISP's nominees. By stipulation entered in the Connecticut federal court, Dexter is barred from postponing the meeting a third time without prior court approval.

         With an investment in Dexter and Life Technologies currently valued at almost $300 million, ISP is highly motivated to maximize shareholder value now. As Dexter's largest shareholder, we believe that our interests are aligned with yours. We are committed to realizing shareholder value - whether through ISP's $45 all cash tender offer or an alternative course of action that would offer Dexter shareholders superior value.

         You should know that ISP's nominees (with the exception of the undersigned who will be ineligible to vote on any Dexter merger proposal) are completely independent, as required by Connecticut law, and have no business or other relationship with ISP. They include the Dean of Yale Law School and other recognized business and professional leaders who will have a fiduciary duty as Dexter directors to maximize the value of your shares.

         By electing ISP's nominees, you can assure yourself of Board members who will seek to provide Dexter shareholders with at least $45 per share in cash now. The door remains open to any superior alternative. We urge you to compare ISP's program with Mr. Walker's piecemeal liquidation approach.

                   MR. WALKER BACKS AWAY FROM EARLIER PROMISES
                   CONCERNING A LIFE TECHNOLOGIES TRANSACTION

         Despite Mr. Walker's puffing over the last six months about the "progress" of his value maximization program and his repeated optimistic prognostications about a Life Technologies transaction, he has now retreated to a position which ISP believes can best be paraphrased as "While we have not produced, trust us because at least we are trying."

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         Follow Mr. Walker's backsliding:

         o April 2: "[I]t is our objective to present a definitive transaction to our shareholders well before [June 30, 2000]."

         o June 15: "We cannot promise a transaction before the June 30 meeting" and "[w]e will announce next week how much longer, based on the then current status, it will take for us to complete the process we embarked on in late February to maximize the value of Dexter in the near term for all shareholders."

         o June 20: "We are now moving forward aggressively to achieve maximum value for the Company's Life Technologies stake."

         o July 1: We have announced "[an] aggressive focus on achieving maximum value for Life Technologies."

         Dexter shareholders are in our opinion tired of Mr. Walker's "smoke and mirrors." If he could really produce a viable transaction for Life Technologies, where is it?

         There is no hiding these inescapable FACTS:

         o After six months, Mr. Walker has been unable to develop any offer for the sale of the entire company higher than ISP's cash tender offer. Ask yourself: If ISP's offer is "inadequate", as Mr. Walker claims, why hasn't he been able to do better?

         o Dexter's two sale transactions would produce, as Mr. Walker acknowledges, only $270 million after taxes and debt repayments - or $11.64 a share before expenses. Moreover, Dexter has repeatedly refused to disclose the cost of its golden parachutes, severance and retention bonuses, investment banking fees, and other transaction costs. While Mr. Walker has also announced his intention to sell Dexter's coatings business, this relatively small business is likely to result in proceeds of no more than $2 per Dexter share, according to J.P. Morgan's estimate, which may do little more than offset the expenses referred to earlier. Ask yourself: Why does Mr. Walker refuse to disclose the financial ramifications of what we believe to be his plainly inadequate program?

                   FALSE ACCUSATIONS AND DIVERSIONARY TACTICS

         In an attempt, in our view, to divert shareholders' attention from the failure of his program, Mr. Walker's false assertions continue unabated. By way of example, ISP is not seeking to "block" Dexter's sales but only to assure that shareholders have the right to approve them. Moreover, ISP did not refuse Dexter's offer of $49 per share for its Life Technologies stock because it was inadequate. Mr. Walker's offer was in our view an


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attempt at greenmail which we rejected as inappropriate, refusing to be bought out at your expense.

         The most outrageous of Mr. Walker's false statements is his latest assertion that ISP "repeatedly refused to negotiate . . . with . . . credible bidders for segments of the company."

         You should know that Dexter referred two parties to ISP - one interested in buying Life Technologies and the other in all of Dexter. With regard to the first, while ISP and the party were initially reluctant, with the full knowledge of Dexter, to meet after discussions between our respective representatives proved unproductive, ISP and the party did in fact have a number of substantive discussions in early June. The talks were terminated when both parties concluded that, because the proposed acquirer was considerably smaller than Life Technologies and wanted to use its own, highly volatile and somewhat illiquid stock as currency for the acquisition, the transaction would be too risky for both the acquirer and Dexter shareholders.

         A second party was interested in acquiring all of Dexter on a pooling of interests basis (which required that Dexter not sell any assets) at a price clearly higher, in our view, than the ultimate value of Mr. Walker's piecemeal plan and competitive with ISP's tender offer. You should know that ISP conducted substantive discussions with that party's representative, encouraged the transaction, and agreed to facilitate it. Nothing came of this initiative when Mr. Walker, days prior to Dexter's announcement of its proposed piecemeal sales (which, if permitted to go through, would eliminate this alternative), repeatedly refused to meet with the party and its representative. If ISP's nominees are elected, we pledge to pursue this transaction if still available.

                       MR. WALKER'S ATTEMPTED "CRAM DOWN"

         To add insult to injury, Mr. Walker wants to sell substantially all of your assets without your approval. Mr. Walker disingenuously suggests that only the last step of his liquidation, the purported sale of Dexter's Life Technologies stake, need be submitted for shareholder approval. Not only do we believe this to be contrary to Connecticut law, we also view, as an affront to Dexter shareholders, the notion that we are entitled to approve his program only after it is too late.

                    THE CHOICE IS CLEAR: VOTE NOW TO PROTECT
                          THE VALUE OF YOUR INVESTMENT

         The choice in this proxy contest is clearcut. ISP's nominees are highly motivated and committed to the sale of Dexter in its entirety or even piecemeal (provided a transaction for Life Technologies can be developed) at the highest achievable price. ISP's $45 per share all cash tender offer remains in effect as a safety net - minimizing risk to Dexter shareholders while allowing for any upside potential.


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         Mr. Walker's approach is plagued by enormous uncertainty. Absent adequate information concerning the full costs of the program, and without a Life Technologies transaction, his piecemeal plan is impossible to value. With approximately $12 per share in cash, presumably to be distributed at some future time, and a relatively illiquid stub equity in Life Technologies, whose market price the day before Dexter announced its offer to acquire the remaining shares of Life Technologies was $31 per share, MR. WALKER'S PLAN JUST DOESN'T ADD UP.

                    A REFERENDUM ON MR. WALKER'S TRACK RECORD

         The proxy contest is as much a referendum on Mr. Walker's eleven years as Dexter's Chief Executive as it is on ISP's commitment to maximize shareholder value through its cash tender offer or a superior alternative. Based on Mr. Walker's track record, ask yourself: Is he more interested in your financial well-being or in his position, perks and parachutes? Although ISP helped create more shareholder value at Dexter in the last seven months than Mr. Walker did in the previous decade, he received compensation and benefits last year in the amount of almost $2.5 million and a golden parachute worth approximately $2.8 million.

         We believe that Dexter shareholders cannot afford another term for Mr. Walker and his Board. We urge you to vote today for ISP's nominees to deliver maximum value to Dexter shareholders.

         TO PROTECT YOUR INVESTMENT, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY!

         Thank you for your continued support.


      /s/ Samuel J. Heyman            /s/ Sunil Kumar






        If you have any questions or need assistance voting your shares, Please call the firm assisting us in this solicitation:



                           INNISFREE M&A INCORPORATED
                           TOLL-FREE AT 1-888-750-5834

                (BANKS AND BROKERS CALL COLLECT AT 212-750-5833)


         NOTE - We are required to inform you that "no assurance can be given that shareholder value will actually be maximized by our program."


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